Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following email was sent by Juniper Networks CEO Scott Kriens to all employees of Juniper Networks and NetScreen Technologies at approximately 4 p.m. on March 5, 2004:

To all employees of Juniper and NetScreen:

I am very pleased to announce today the senior management team that will lead Juniper Networks. The following organization will become formally effective upon the close of the transaction, which is currently anticipated to be on April 16, 2004, provided we receive the necessary stockholder approvals and regulatory approvals and the merger closing conditions have been satisfied. The date and time of the stockholder meetings were announced in a press release sent out yesterday.

The leaders of the organization that will report directly to me are described below in this email. An organization chart identifying the people who will report to each of these leaders can be found on our internal integration planning website, along with other integration details, at http://www-int.juniper.net/strategy_and_corp_dev/NSCN_integration/ for Juniper Employees and at http://intranet/integration_RC.htm for NetScreen employees.

Robert Thomas, VP and General Manager, Security Products Group, will assume responsibility for the security products in the security and VPN marketplace.

Ashok Krishnamurthi, VP and General Manager, Infrastructure Products Group, will assume responsibility for the network infrastructure products in the routing marketplace.

Jim Dolce, EVP, Field Operations, will assume responsibility for the combined field operations of Juniper, addressing the customers of the combined company with the full portfolio of products and service for both the Infrastructure and Security Product Groups.

Marcel Gani, EVP Business Systems, and CFO, will assume responsibility for the business systems for the combined company, and his organization will continue to serve the needs of all of us as both individuals and organizations across Juniper.

George Riedel, VP Strategy and Corporate Development, will continue to be responsible for corporate strategy and business development.

Pradeep Sindhu, Vice Chairman and CTO, will be responsible for the Office of Technology, and will be responsible for both the internal and external duties associated with maintaining, developing and extending our technology lead in the industry.

We have taken a few extra days to communicate these decisions, in order to be sure we have involved all the people who can help in assessing the best course of action. We have also accelerated some other decisions in order to take advantage of the faster closing and integration schedule. The balance of the organization decisions will be determined and subsequently announced during the week immediately following the closing of the transaction. We will also be working to complete the preparation of facilities at Juniper during the second quarter, and will be consolidating to a single Sunnyvale location on Mathilda Avenue, occupying the three buildings we currently control. This will require outfitting the third building over the next ninety days, as well as preparing for the move itself, currently planned for the third quarter. Many more details will be forthcoming as we approach these dates. This will be very valuable to us all as we expand Juniper, with full interaction across the teams and the leadership here at our headquarters.

The past few weeks have been very exciting, as we have all discovered more about the possibilities of Juniper Networks, and each day seems to surface more potential for us all. I appreciate the commitment and the focus that have been brought to the integration process by everyone involved, and look forward to much more progress over a short period of time as we continue to execute our plans. I also appreciate the importance everyone is placing on the priority of continuing to deliver the effort necessary to meet the goals of the two companies. Though we anticipate a favorable vote of support from the stockholders of both companies and satisfaction of the other requirements for closing, we are still today separate, and must remain focused on meeting the goals and the commitments that both Juniper and NetScreen have made in the marketplace.

Please refer to the intranet site for further integration details and plans, and I will be in touch with everyone as we proceed.

Thanks,

Scott

Forward-Looking Statements
This message contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the merger transaction and the timing of the stockholder meetings and closing of the transaction, the anticipated results of the stockholder meetings and the future business prospects of the combined company. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks and NetScreen to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the approval of the transaction by the stockholders of Juniper Networks and NetScreen; and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included in Juniper Networks’ and NetScreen’s most recent filings with the Securities and Exchange Commission, including the registration statement on

Form S-4 filed by Juniper Networks with the Securities and Exchange Commission on February 24, 2004. Juniper Networks and NetScreen undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Additional Information and Where to Find It
Juniper Networks, Inc. has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen. Investors and security holders are urged to read this filing and any amendments because it contains and any amendments will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen by contacting NetScreen Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding these directors and executive officers is also included in NetScreen’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen by contacting NetScreen Investor Relations at 408-543-2100.